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August 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenny O’Shanick
Erin Purnell

Re:	SRIVARU Holding Limited
Amendment No. 3 to Registration Statement on Form F-1
Filed on July 25, 2024
File No. 333-279843
SEC Comment Letter dated August 2, 2024

Dear Mmes. O’Shanick and Purnell:

On behalf of SRIVARU Holding Limited (“SRIVARU”, the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 4 (including certain exhibits) (“Amendment No. 4”) to the Registrant’s above-referenced Amendment No. 3 to Registration Statement on Form F-1 (the “Amendment No. 3”). This letter and Amendment No. 4 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated August 2, 2024 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of Amendment No. 4 marked to indicate the changes from the Amendment No. 3 that was filed on July 25, 2024.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in Amendment No. 4.

Mrs. Jenny O’Shanick and Mrs. Erin Purnell

Securities and Exchange Commission

August 5, 2024

Amendment No. 3 to Registration Statement on Form F-1

General

1.	We note your revisions in response to prior comment 1. Please address the part of that comment requesting disclosures in The Offering, Risk Factors, Use of Proceeds and Plan of Distribution to address the arrangements with Maxim Group LLC or tell us why those revisions are not applicable. Further, we note your disclosure on the Ionic Prospectus cover page that the Selling Securityholder may be deemed to be an underwriter within the meaning of the Securities Act. Please revise to clarify that Ionic Ventures is an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

Response: We have inserted the pertinent information regarding the arrangements with Maxim Group LLC in the Offering, Risk Factors, Use of Proceeds and Plan of Distribution sections of Amendment No. 4. We have deleted the language that Ionic “may be deemed” an underwriter and moved up language clarifying that Ionic is an underwriter.

2.	On page Alt-6, please remove the statement that the Selling Securityholder may sell securities under Rule 144.

Response: This statement has been removed from Amendment No. 4.

3.	We note your disclosure on page Alt-6 that Regulation M “may apply to sales of shares in the market and to the activities of the Selling Securityholder and its affiliates.” Please revise to disclose how the provisions of Regulation M may prohibit the Selling Securityholder and any other distribution participants that are participating in the distribution of your securities from:

●	engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the ordinary shares) while the equity line is in effect; and

●	purchasing shares in the open market while the equity line is in effect.

Response: We have updated page Alt-6 of Amendment No. 4 to include the information above.

4.	It appears from your disclosure on page Alt-6 that underwriters may not sell the shares offered under the prospectus unless and until you set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus. Please revise to confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: We have added the following sentence to disclosure on page Alt-6 of Amendment No. 4: “The retention by a Selling Stockholder of an underwriter would constitute a material change to the plan of distribution requiring a post-effective amendment to the registration statement that includes this prospectus.”

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mrs. Jenny O’Shanick and Mrs. Erin Purnell

Securities and Exchange Commission

August 5, 2024

5.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

●	Refer to the Explanatory Note, bullet 5. You note that “the Risk Factors section on page 10 of the Resale Prospectus is removed and replaced with the Risk Factors section on page Alt-2 of the Ionic Prospectus.” Please clarify if page Alt-2 will be attached to the Risk Factors section, or advise.

●	Refer to the Explanatory Note, bullet 8. You note that “references in the Resale Prospectus to the Ionic Prospectus will be deleted from the Ionic Prospectus.” However, it appears the only reference appears on page Alt-2. Please revise to clarify.

●	We note your disclosure on page 88 that your Selling Securityholders are offering 71,208,158 Shares in the Resale Prospectus. Please revise.

●	Refer to the risk factor heading on page Alt-1 titled, “The issuance of our Ordinary Shares to Ionic will cause dilution to our existing shareholders, and the sale of the Ordinary Shares acquired by Ionic, or the perception that such sales may occur, could cause the price of our Ordinary Shares to fall.” However, this risk factor does not appear in the Ionic Prospectus. Please revise.

●	We note your disclosure on page Alt-1 that your shares are listed on the Nasdaq Global Market. However, this appears inconsistent with your other disclosure on page 9 that your shares are listed on the Nasdaq Capital Market. Please revise.

Response: We have reviewed and made these and other changes in Amendment No. 4.

6.	Please disclose that you have received a notice from Nasdaq indicating that you are no longer in compliance with the minimum closing bid price rule as set forth in Nasdaq listing rules. Please provide an update on the status of this notice. Please also add related disclosure to the prospectus summary, as well as risk factor disclosure related to the potential delisting from the exchange.

Response: We have added disclosure to Amendment No. 4 in the prospectus summary regarding receiving notices from Nasdaq regarding the Company’s failure to regain compliance with each of their rules with respect to (i) minimum Bid Price of $1.00, (ii) minimum Market Value of Publicly Held Shares of $15,000,000, and (iii) a minimum Market Value of Listed Securities of $50,000,000, as well as an update of the Company’s filing an appeal. We have also included related Risk Factor disclosure of these matters in Amendment No. 4.

*          *          *

We hope that the foregoing has been helpful to the Staff’s understanding of SRIVARU’s disclosure and that the disclosure modifications in Amendment No. 4 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Mohanraj Ramasamy (SRIVARU Holding Limited)
Lee McIntyre (Norton Rose Fulbright US LLP)

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.